UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number 001-39354

Quhuo Limited

(Exact name of registrant as specified in its charter)

3F, Building A, Xin’anmen, No. 1 South Bank

Huihe South Street, Chaoyang District

Beijing, People’s Republic of China

+86 (10) 5923-6208

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On March 27, 2026, Quhuo Limited (the “Company”) received a Staff Delisting Determination Letter from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that, because the closing bid price of its American depositary shares (the “ADSs”) had remained at $0.10 or below for 10 consecutive trading days through March 25, 2026, Nasdaq had determined to delist the Company’s ADSs from The Nasdaq Global Market (the “Delisting Determination”). Trading in the Company’s ADSs will be suspended at the opening of business on April 6, 2026. Unless the Company timely requests a hearing pursuant to Nasdaq Listing Rule 5815, Nasdaq would file a Form 25-NSE with the U.S. Securities and Exchange Commission to remove the ADSs from listing and registration on The Nasdaq Stock Market in accordance with Nasdaq Listing Rule 5830.

The Company currently intends to appeal the Delisting Determination to the Nasdaq Hearings Panel. The hearing request must be received by the Nasdaq Hearings Department no later than 4:00 p.m. Eastern Time on April 6, 2026. A timely request will not stay the trading suspension of the ADSs. There can be no assurance that the Company’s request will be successful.

On April 2, 2026, the Company issued a press release regarding the Delisting Determination. A copy of the press release is attached to this Form 6-K as Exhibit 99.1.

This Form 6-K includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Quhuo Limited’s actual results may differ from its expectations, estimates and projections, and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believe,” “hope,” “predict,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Quhuo’s expectations with respect to the appeal of the Delisting Determination, the timing and outcome of any hearing before the Nasdaq Hearings Panel, any further review by the Nasdaq Listing and Hearing Review Council, if applicable, and Quhuo’s ability to regain compliance with the applicable Nasdaq Listing Rules within any period that may be granted by Nasdaq. These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from the expected results. Most of these factors are outside Quhuo’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to, risks related to the appeal process, the outcome of any hearing or further review by Nasdaq, Quhuo’s ability to regain compliance with the applicable Nasdaq Listing Rules, and the timing of any suspension in trading of Quhuo’s American depositary shares or the filing of a Form 25-NSE by Nasdaq, as well as the risks and uncertainties set forth under “Risk Factors” in Quhuo’s filings with the SEC. Quhuo cautions that the foregoing list of factors is not exclusive. There can be no assurance that Quhuo will prevail in any appeal, that Nasdaq will grant any additional period to regain compliance, or that Quhuo will be able to regain compliance with the applicable Nasdaq Listing Rules. Quhuo cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Quhuo does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable law.

INCORPORATION BY REFERENCE

This Report on Form 6-K, including all exhibits hereto, is incorporated by reference into the registration statements on Form F-3, as amended (File Nos. 333-273087 and 333-281997), of Quhuo Limited and shall be deemed a part thereof from the date on which this Report on Form 6-K is furnished, to the extent not superseded by subsequently filed or furnished documents or reports.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release, dated April 2, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Quhuo Limited

Date: April 2, 2026	By:	/s/ Leslie Yu
		Name:	Leslie Yu
		Title:	Chairman and Chief Executive Officer

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